SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SES AI Corporation

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

78397Q109

(CUSIP Number)

September 30, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78397Q109	Page 2 of 12

1	NAMES OF REPORTING PERSONS Temasek Holdings (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 30,675,757
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 27,515,045

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,675,757
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*

Based on 313,656,338 shares of the Issuer’s Class A common stock outstanding as of July 25, 2024, as set forth in the Issuer’s (as defined herein) quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on July 30, 2024.

CUSIP No. 78397Q109	Page 3 of 12

1	NAMES OF REPORTING PERSONS Tembusu Capital Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 28,478,770
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 25,882,916

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,478,770
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*	Based on 313,656,338 shares of the Issuer’s Class A common stock outstanding as of July 25, 2024, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Commission on July 30, 2024.

CUSIP No. 78397Q109	Page 4 of 12

1	NAMES OF REPORTING PERSONS Thomson Capital Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 28,478,770
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 25,882,916

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,478,770
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*	Based on 313,656,338 shares of the Issuer’s Class A common stock outstanding as of July 25, 2024, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Commission on July 30, 2024.

CUSIP No. 78397Q109	Page 5 of 12

1	NAMES OF REPORTING PERSONS Anderson Investments Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 28,478,770
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 25,882,916

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,478,770
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*	Based on 313,656,338 shares of the Issuer’s Class A common stock outstanding as of July 25, 2024, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Commission on July 30, 2024.

CUSIP No. 78397Q109	Page 6 of 12

1	NAMES OF REPORTING PERSONS Temasek Capital (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,196,987
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,632,129

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,196,987
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*	Based on 313,656,338 shares of the Issuer’s Class A common stock outstanding as of July 25, 2024, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Commission on July 30, 2024.

CUSIP No. 78397Q109	Page 7 of 12

1	NAMES OF REPORTING PERSONS Seletar Investments Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,196,987
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,632,129

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,196,987
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*	Based on 313,656,338 shares of the Issuer’s Class A common stock outstanding as of July 25, 2024, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Commission on July 30, 2024.

CUSIP No. 78397Q109	Page 8 of 12

1	NAMES OF REPORTING PERSONS Aranda Investments Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,196,987
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,632,129

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,196,987
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Based on 313,656,338 shares of the Issuer’s Class A common stock outstanding as of July 25, 2024, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Commission on July 30, 2024.

CUSIP No. 78397Q109	Page 9 of 12

Item 1(a).	Name of Issuer:

SES AI Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

35 Cabot Road

Woburn, MA 01801

Item 2(a).	Name of Person Filing:

This Schedule 13G is being jointly filed by the following reporting persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

(i)	Temasek Holdings (Private) Limited (“Temasek”)

(ii)	Tembusu Capital Pte. Ltd. (“Tembusu”);

(iii)	Thomson Capital Pte. Ltd. (“Thomson”);

(iv)	Anderson Investments Pte. Ltd. (“Anderson”);

(v)	Temasek Capital (Private) Limited (“Temasek Capital”);

(vi)	Seletar Investments Pte Ltd (“Seletar”); and

(vii)	Aranda Investments Pte. Ltd. (“Aranda” and, together with Temasek, Tembusu, Thomson, Anderson, Temasek Capital and Seletar, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Each of the Reporting Persons:

60B Orchard Road

#06-18

The Atrium@Orchard

Singapore 238891

Item 2(c).	Citizenship:

Each of the Reporting Persons: Republic of Singapore

Item 2(d).	Title of Class of Securities:

Class A common stock, par value $0.0001 per share

Item 2(e).	CUSIP Number:

78397Q109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Anderson directly owns 25,882,916 shares of the Issuer’s Class A Common Stock and has the right to acquire 2,595,854 shares of the Issuer’s Class A Common Stock (the “Earnout Shares”), upon the achievement of certain stock price performance targets, pursuant to the Business Combination Agreement, as amended, by and among the Issuer, SES Holdings Pte. Ltd., a Singapore private company limited by shares, and Wormhole Amalgamation Sub Pte. Ltd., a Singapore private company limited by shares, and a direct, wholly-owned subsidiary of the Issuer (the “Business Combination Agreement”). Prior to the vesting of these shares, Anderson has the power to vote, but not dispose of, the Earnout Shares. Anderson is a wholly-owned subsidiary of Thomson, which is a wholly-owned subsidiary of Tembusu, which is a wholly-owned subsidiary of Temasek. Each of Thomson, Tembusu and Temasek, through the ownership described herein, may be deemed to beneficially own the shares held by Anderson.

Aranda directly owns 1,632,129 shares of the Issuer’s Class A Common Stock and has the right to acquire 564,858 Earnout Shares, upon the achievement of certain stock price performance targets, pursuant to the Business Combination Agreement. Prior to the vesting of these shares, Aranda has the power to vote, but not dispose of, the Earnout Shares. Aranda is a wholly-owned subsidiary of Seletar, which is a wholly-owned subsidiary of Temasek Capital, which is a wholly-owned subsidiary of Temasek. Each of Seletar, Temasek Capital and Temasek, through the ownership described herein, may be deemed to beneficially own the shares held by Aranda.

CUSIP No. 78397Q109	Page 10 of 12

(b)	Percent of class:

As of September 30, 2024:

Temasek: 9.8%

Tembusu, Thomson and Anderson: 9.1%

Temasek Capital, Seletar and Aranda: 0.7%

Percentages are based on 313,656,338 shares of the Issuer’s Class A common stock outstanding as of July 25, 2024, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Commission on July 30, 2024.

(c)	Number of shares as to which the person has:

With respect to the shared power to vote or to direct the vote and to dispose or to direct the disposition of the shares of the Issuer, please see Item 4(a) above regarding qualifications as to beneficial ownership.

As of September 30, 2024:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

Temasek: 30,675,757

Tembusu, Thomson and Anderson: 28,478,770

Temasek Capital, Seletar and Aranda: 2,196,987

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

Temasek: 27,515,045

Tembusu, Thomson and Anderson: 25,882,916

Temasek Capital, Seletar and Aranda: 1,632,129

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒

Each of Temasek Capital, Seletar and Aranda has ceased to be the beneficial owner of more than 5 percent of the class of securities.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 78397Q109	Page 11 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2024	TEMASEK HOLDINGS (PRIVATE) LIMITED

	By:	/s/ Jason Norman Lee
Name: Jason Norman Lee
Title: Authorized Signatory

Dated: October 25, 2024	TEMBUSU CAPITAL PTE. LTD.

	By:	/s/ Gregory Tan
Name: Gregory Tan
Title: Director

Dated: October 25, 2024	THOMSON CAPITAL PTE. LTD.

	By:	/s/ Poy Weng Chuen
Name: Poy Weng Chuen
Title: Director

Dated: October 25, 2024	ANDERSON INVESTMENTS PTE. LTD.

	By:	/s/ Poy Weng Chuen
Name: Poy Weng Chuen
Title: Director

Dated: October 25, 2024	TEMASEK CAPITAL (PRIVATE) LIMITED

	By:	/s/ Gregory Tan
Name: Gregory Tan
Title: Director

Dated: October 25, 2024	SELETAR INVESTMENTS PTE LTD

	By:	/s/ Han Sack Teng
Name: Han Sack Teng
Title: Director

Dated: October 25, 2024	ARANDA INVESTMENTS PTE. LTD.

	By:	/s/ Poy Weng Chuen
Name: Poy Weng Chuen
Title: Director

CUSIP No. 78397Q109	Page 12 of 12

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement by Temasek Holdings (Private) Limited, Tembusu Capital Pte. Ltd., Thomson Capital Pte. Ltd., Anderson Investments Pte. Ltd., Temasek Capital (Private) Limited, Seletar Investments Pte. Ltd. and Aranda Investments Pte. Ltd., dated as of February 14, 2022 (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons on February 14, 2022).